Sub-Item 77C: Submission of matters to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on January 11, 1999, a proposal to amend the Articles of Incorporation, that would give shareholders the right to tender their shares during the current year, was voted upon. There were 940,333 shares voted for and 2,575,719 shares voted against the charter amendment. 253,893 shares abstained and 2,456,283 shares were broker non-votes.